Prospectus Supplement No. 63	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated July 22, 2021)	Registration No. 333-256699

Wheeler Real Estate Investment Trust, Inc.
This is Prospectus Supplement No. 63 (this “Prospectus Supplement”) to our Prospectus, dated July 22, 2021 (the “Prospectus”), relating to the issuance from time to time by Wheeler Real Estate Investment Trust, Inc. of our Series B Preferred Stock and our Series D Cumulative Convertible Preferred Stock as interest payment on our 7.00% Subordinated Convertible Notes due 2031. Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

We have attached to this Prospectus Supplement our Current Report on Form 8-K filed on September 2, 2026. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 2, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
  CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): August 28, 2026
 WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35713	45-2681082
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2529 Virginia Beach Blvd. Virginia Beach, VA	23452
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code: (757) 627-9088
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	WHLR	Nasdaq Capital Market
Series B Preferred Stock	WHLRP	Nasdaq Capital Market
Series D Cumulative Convertible Preferred Stock	WHLRD	Nasdaq Capital Market
7.00% Subordinated Convertible Notes due 2031	WHLRL	Nasdaq Capital Market

Item 3.02 Unregistered Sales of Equity Securities

On August 28, 2026, Wheeler Real Estate Investment Trust, Inc. (the “Company”) agreed to issue an aggregate amount of 2,392,520 shares of its common stock, $0.01 par value per share (the “Common Stock”), to six unaffiliated holders of the Company’s securities (together, the “August 28 Investors”) in nine separate exchanges for an aggregate amount of 211,393 shares of the Company's Series B Preferred Stock (the “Series B Preferred Stock”) and 21,918 shares of the Company's Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock” and, together with the Series B Preferred Stock, the “Preferred Stock”). Four of the transactions each involved the issuance of sixty-four shares of Common Stock in exchange for four shares of Series B Preferred Stock and one share of Series D Preferred Stock. Five of the transactions each involved the issuance of eight shares of Common Stock in exchange for one share of Series B Preferred Stock. The transactions settled in accordance with customary settlement cycles.

On September 1, 2026 the Company agreed to issue an aggregate amount of 569,627 shares of Common Stock to two unaffiliated holders of the Company’s securities (together, the “September 1 Investors”) in exchange for 22,279 shares of the Series B Preferred Stock and 5,000 shares of the Series D Preferred Stock. One transaction involved the issuance of one hundred eight shares of Common Stock in exchange for four shares of Series B Preferred Stock and one share of Series D Preferred Stock. The other transaction involved the issuance of thirteen shares of Common Stock in exchange for one share of Series B Preferred Stock. The transactions settled in accordance with customary settlement cycles.

The Company did not receive any cash proceeds in these transactions, and the shares of the Preferred Stock exchanged have been retired and cancelled.

The Company issued the Common Stock to the August 28 Investors, and the September 1 Investors (together, the "Investors") in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), contained in Section 3(a)(9) of the Securities Act on the basis that the issuance of Common Stock to the Investors constituted an exchange with existing holders of the Company’s securities, and no commission or other remuneration was paid or given directly or indirectly for soliciting such transactions.

This Current Report on Form 8-K does not constitute an offer to exchange any securities of the Company for the Common Stock, the Series D Preferred Stock, the Series B Preferred Stock or other securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: Chief Executive Officer and President

Dated: September 2, 2026